SECURITIES AND EXCHANGE COMMISSION

[Release No. IC-30468; File No. 812-14063]

Lincoln National Life Insurance Company, et al; Notice of Application

April 18, 2013

Agency: Securities and Exchange Commission ("SEC" or "Commission").

Action: Notice of application for an order approving the substitution of certain securities pursuant
to Section 26(c) of the Investment Company Act of 1940, as amended (the "1940 Act" or "Act")
and an order of exemption pursuant to Section 17(b) of the Act from Section 17(a) of the Act.

Applicants: Lincoln National Life Insurance Company ("Lincoln Life"), Lincoln National
Variable Annuity Account C, Lincoln National Variable Annuity Account L, Lincoln Life
Variable Annuity Account N, and Lincoln Life Variable Annuity Account Q, (the "Lincoln Life
Separate Accounts") and Lincoln Life & Annuity Company of New York ("LNY"), Lincoln Life
& Annuity Variable Annuity Account L, and Lincoln New York Account N for Variable
Annuities (the "LNY Separate Accounts," and together with the Lincoln Life Separate Accounts,
the "Separate Accounts") (collectively, the "Section 26 Applicants"). The Section 26 Applicants
and the Lincoln Variable Insurance Products Trust (the "Trust") (which is a registered investment
company that is an affiliate of the Section 26 Applicants) are collectively referred to in this notice
as the "Section 17 Applicants." Lincoln Life and LNY are also referred to as the "Insurance
Companies."

Summary of Application: The Section 26 Applicants seek an order pursuant to Section 26(c) of
the 1940 Act, approving the substitution of certain shares of the Trust for shares of other registered
investment companies unaffiliated with the Section 26 Applicants (the "Substitutions") each of
which is currently used as an underlying investment option for certain variable annuity contracts
(collectively, the "Contracts"). The Section 17 Applicants seek an order pursuant to Section 17(b)

of the 1940 Act exempting them from Section 17(a) of the Act to the extent necessary to permit them to engage in certain in-kind transactions ("In-Kind Transfers") in connection with the Substitutions.

Filing Date: The application was filed on July 25, 2012, and amended and restated applications were filed on November 14, 2012, March 5, 2013, and April 16, 2013.

Hearing or Notification of Hearing: An order granting the application will be issued unless the Commission orders a hearing. Interested persons may request a hearing by writing to the Secretary of the Commission and serving the Applicants with a copy of the request, personally or by mail. Hearing requests should be received by the Commission by 5:30 p.m. on May 13, 2013, and should be accompanied by proof of service on the Applicants in the form of an affidavit or, for lawyers, a certificate of service. Hearing requests should state the nature of the requester's interest, the reason for the request, and the issues contested. Persons who wish to be notified of a hearing may request notification by writing to the Secretary of the Commission.

Addresses: Secretary, SEC, 100 F Street, NE, Washington, DC 20549-1090. Applicants: Lincoln National Life Insurance Company, Lincoln National Variable Annuity Account C, Lincoln National Variable Annuity Account L, Lincoln Life Variable Annuity Account N, Lincoln Life Variable Annuity Account Q, and Lincoln Variable Insurance Products Trust, 1300 South Clinton Street, Fort Wayne, IN 46802; Lincoln Life & Annuity Company of New York, Lincoln Life & Annuity Variable Annuity Account L, and Lincoln New York Account N for Variable Annuities, 100 Madison Street, Suite 1860, Syracuse, NY 13202.

For Further Information Contact: Alberto H. Zapata, Senior Counsel, or Joyce M. Pickholz, Branch Chief, Insured Investments Office, Division of Investment Management, at (202) 551-6795.

Supplementary Information: The following is a summary of the application. The complete application may be obtained via the Commission's Web site by searching for the file number, or

for an applicant using the Company name box, at http://www.sec.gov/search/search.htm, or by

calling (202) 551-8090.

Applicants' Representations:

1.   Lincoln Life is the depositor and sponsor of the Lincoln Life Separate Accounts. LNY is

the depositor and sponsor of the LNY Separate Accounts.

2.   Each of the Separate Accounts is a registered unit investment trust used to issue one or

more Contracts issued by the Insurance Companies. Each Separate Account is divided into sub-

accounts, each of which invests in the securities of a single underlying mutual fund. The

application sets forth the registration statement file numbers for the Contracts and the Separate

Accounts.

3.   The Trust is organized as a Delaware statutory trust. It is registered as an open-end

management investment company under the 1940 Act and its shares are registered under the

Securities Act of 1933, on Form N-1A (*see* File Nos. 811-08090 and 033-70742). The Trust is a

series investment company and currently offers sixty-four separate series (each a "Trust Fund"),

six of which are involved in the proposed Substitutions (the "Replacement Funds").

4.   Lincoln Investment Advisors Corporation ("LIAC"), a Delaware corporation and

investment adviser registered under the Investment Advisers Act of 1940 currently serves as

investment adviser to each of the Trust Funds.

5.   The Trust received an exemptive order from the Commission (*In the Matter of Lincoln*

Investment Advisors Corporation, et al., Inv. Co. Rel. No. 29197 (Mar. 31, 2010) File No. 812-

13732) (the "Manager of Managers Order") that permits LIAC, subject to certain conditions,

including approval of the Trust's Board of Trustees, and without the approval of shareholders,

to: (i) select a new Subadviser or additional Subadviser for each Trust Fund; (ii) terminate any existing Subadviser and/or replace the Subadviser; (iii) enter into new sub-advisory agreements and/or materially modify the terms of, or terminate, any existing sub-advisory agreement; and (iv) allocate and reallocate a Trust Fund's assets among one or more Subadvisers.

6.   Shares of the Trust are continuously distributed and underwritten by Lincoln Financial Distributors, Inc., an affiliate of the Trust and the Section 26 Applicants. Lincoln Life, also an affiliate of the Trust and the Section 26 Applicants, serves as administrator to the Trust.

7.   The Contracts can be issued as individual or group contracts. Contract owners and participants in group contracts (each a "Contract Owner") may allocate some or all of their Contract value to one or more sub-accounts available as investment options under the Contract. Additionally, the Contract Owner may, if provided for under the Contract, allocate some or all of their Contract value to a fixed account and/or guaranteed term option, both of which are supported by the assets of Lincoln Life's general account.

8.   Each Contract's prospectus contains provisions reserving the Insurance Company's right to substitute shares of one underlying mutual fund for shares of another underlying mutual fund already purchased or to be purchased in the future if either of the following occurs: "(i) shares of a current underlying mutual fund are no longer available for investment by the Separate Account; or (ii) in the judgment of the Insurance Company's management, further investment in such underlying mutual fund is inappropriate in view of the purposes of the Contract." All of the Replacement Funds that correspond to the Existing Funds are currently available as underlying investment options in the Contracts.

9.   The Section 26 Applicants request an order from the Commission pursuant to Section 26(c) of the 1940 Act approving the proposed Substitutions of shares of the following series of the Trust, the Replacement Funds, for shares of the corresponding third party, unaffiliated underlying mutual funds, the Existing Funds, as shown in the following table:

Existing Funds	Replacement Funds
AllianceBernstein Variable Products Series Fund – AllianceBernstein VPS Growth and Income Portfolio:	Lincoln Variable Products Trust – LVIP SSgA S&P 500 Index Fund:
Class A..	Standard Class
Class B..	Service Class
AllianceBernstein Variable Products Series Fund – AllianceBernstein VPS International Value Portfolio:	Lincoln Variable Insurance Products Trust – LVIP Mondrian International Value Fund:
Class B..	Standard Class
Class B..	Service Class
American Century Investment Variable Products – American Century VP Inflation Protection Fund:	Lincoln Variable Products Trust – LVIP BlackRock Inflation Protected Bond Fund:
Class I	Standard Class
Class II..	Service Class
Dreyfus Stock Index Fund, Inc. – Dreyfus Stock Index Fund:	Lincoln Variable Products Trust – LVIP SSgA S&P 500 Index Fund:
Initial Class	Standard Class
Dreyfus Variable Investment Fund – Dreyfus VIF Opportunistic Small Cap Portfolio:	Lincoln Variable Products Trust – LVIP SSgA Small-Cap Index Fund:
Initial Class	Standard Class
DWS Investments VIT Funds – DWS Equity 500 Index VIP Portfolio:	Lincoln Variable Products Trust – LVIP SSgA S&P 500 Index Fund:
Class A..	Standard Class
Class B..	Service Class
DWS Investments VIT Funds – DWS Small Cap Index VIP Portfolio:	Lincoln Variable Products Trust – LVIP SSgA Small-Cap Index Fund:
Class A..	Standard Class
Class B..	Service Class
Fidelity Variable Insurance Products Trust – Fidelity VIP Equity-Income Portfolio:	Lincoln Variable Products Trust – LVIP SSgA S&P 500 Index Fund:
Initial Class	Standard Class
Service Class 2..	Service Class
Fidelity Variable Insurance Products Trust – Fidelity VIP Overseas Portfolio:	Lincoln Variable Products Trust – LVIP SSgA International Index Fund:
Initial Class	Service Class
Service Class 2..	Service Class
Franklin Templeton Variable Insurance Products Trust – FTVIPT Franklin Small-Mid Cap Growth Securities Fund:	Lincoln Variable Products Trust – LVIP SSgA Small-Cap Index Fund:
Class 1..	Standard Class
Class 2..	Service Class
MFS Variable Insurance Trust – MFS VIT Total Return Series:	Lincoln Variable Products Trust – LVIP SSgA Moderate Structured Allocation Fund:

Existing Funds	Replacement Funds
Service Class..	Service Class
Neuberger Berman Advisers Management Trust – Neuberger Berman AMT Mid-Cap Growth Portfolio:	Lincoln Variable Products Trust – LVIP SSgA S&P 500 Index Fund:
I Class	Standard Class
I Class	Service Class

The class into which a Contract Owner will be transferred is set forth in the relevant Contract, which lists the class of the Replacement Fund available within the Contract. Comparisons of the investing strategies and risks of the Existing Funds and the Replacement Funds are included in the application**.**

10.   The following tables compare the fees and expenses of the Existing Fund and the Replacement Fund as of December 31, 2012:

	Existing Fund AllianceBernstein Variable Products Series Fund – AllianceBernstein VPS Growth and Income Portfolio	**Replacement Fund** Lincoln Variable Products Trust – LVIP SSgA S&P 500 Index Fund
Management Fees	0.55% Class A.....................................	0.19% Standard Class
	0.55% Class B.....................................	0.19% Service Class
12b-1 Fees	0.00% Class A.....................................	0.00% Standard Class
	0.25% Class B.....................................	0.25% Service Class
Other Expenses	0.05% Class A.....................................	0.06% Standard Class
	0.05% Class B.....................................	0.06% Service Class
Total Gross Expenses	0.60% Class A.....................................	0.25% Standard Class
	0.85% Class B.....................................	0.50% Service Class
Waivers/Reimbursements	0.00% Class A.....................................	0.00% Standard Class
	0.00% Class B.....................................	0.00% Service Class
Total Net Expenses	0.60% Class A.....................................	0.25% Standard Class
	0.85% Class B.....................................	0.50% Service Class

	Existing Fund AllianceBernstein Variable Products Series Fund – AllianceBernstein VPS International Value Portfolio	**Replacement Fund** Lincoln Variable Products Trust – LVIP Mondrian International Value Fund
Management Fees	0.75% Class B.....................................	0.75% Standard Class
	0.75% Class B.....................................	0.75% Service Class
12b-1 Fees	0.25% Class B.....................................	0.00% Standard Class
	0.25% Class B.....................................	0.25% Service Class

Other Expenses	0.06% Class B..	0.08% Standard Class
	0.06% Class B..	0.08% Service Class
Total Gross Expenses	1.06% Class B..	0.83% Standard Class
	1.06% Class B..	1.08% Service Class
Waivers/Reimbursements	0.00% Class B..	0.00% Standard Class
	0.00% Class B..	0.00% Service Class
Total Net Expenses	1.06% Class B..	0.83% Standard Class
	1.06% Class B..	1.08% Service Class

	Existing Fund American Century Investments Variable Products – American Century VP Inflation Protection Fund	**Replacement Fund** Lincoln Variable Products Trust – LVIP BlackRock Inflation Protected Bond Fund
Management Fees	0.47% Class I..	0.44% Standard Class
	0.47% Class	0.44% Service Class
12b-1 Fees	0.00% Class I..	0.00% Standard Class
	0.25% Class II..	0.25% Service Class
Other Expenses	0.01% Class I..	0.07% Standard Class
	0.01% Class II..	0.07% Service Class
Total Gross Expenses	0.48% Class I..	0.54% Standard Class
	0.73% Class II..	0.79% Service Class
Waivers/Reimbursements	0.00% Class I..	0.00% Standard Class
	0.00% Class II..	0.00% Service Class
Total Net Expenses	0.48% Class I..	0.54% Standard Class
	0.73% Class II..	0.79% Service Class

	Existing Fund Dreyfus Stock Index Fund, Inc. – Dreyfus Stock Index Fund	**Replacement Fund** Lincoln Variable Products Trust – LVIP SSgA S&P 500 Index Fund
Management Fees	0.25% Initial Class...............................	0.19% Standard Class
12b-1 Fees	0.00% Initial Class...............................	0.00% Standard Class
Other Expenses	0.03% Initial Class...............................	0.06% Standard Class
Total Gross Expenses	0.28% Initial Class...............................	0.25% Standard Class
Waivers/Reimbursements	0.00% Initial Class...............................	0.00% Standard Class
Total Net Expenses	0.28% Initial Class...............................	0.25% Standard Class

	Existing Fund Dreyfus Variable Investment Fund – Dreyfus VIF Opportunistic Small Cap Portfolio	**Replacement Fund** Lincoln Variable Products Trust – LVIP SSgA Small-Cap Index Fund
Management Fees	0.75% Initial Class..............................	0.32% Standard Class
12b-1 Fees	0.00% Initial Class..............................	0.00% Standard Class
Other Expenses	0.13% Initial Class..............................	0.09% Standard Class
Total Gross Expenses	0.88% Initial Class..............................	0.41% Standard Class
Waivers/Reimbursements	0.00% Initial Class..............................	0.00% Standard Class
Total Net Expenses	0.88% Initial Class..............................	0.41% Standard Class

	Existing Fund DWS Investments VIT Funds – DWS Equity 500 Index VIP Portfolio	**Replacement Fund** Lincoln Variable Products Trust – LVIP SSgA S&P 500 Index Fund
Management Fees	0.20% Class A.....................................	0.19% Standard Class
	0.20% Class B.....................................	0.19% Service Class
12b-1 Fees	0.00% Class A.....................................	0.00% Standard Class
	0.25% Class B.....................................	0.25% Service Class
Other Expenses	0.15% Class A.....................................	0.06% Standard Class
	0.15% Class B.....................................	0.06% Service Class
Total Gross Expenses	0.35% Class A.....................................	0.25% Standard Class
	0.60% Class B.....................................	0.50% Service Class
Waivers/Reimbursements	0.00% Class A.....................................	0.00% Standard Class
	0.00% Class B.....................................	0.00% Service Class
Total Net Expenses	0.35% Class A.....................................	0.25% Standard Class
	0.60% Class B.....................................	0.50% Service Class

	Existing Fund DWS Investments VIT Funds – DWS Small Cap Index VIP Portfolio	**Replacement Fund** Lincoln Variable Products Trust – LVIP SSgA Small-Cap Index Fund
Management Fees	0.35% Class A.....................................	0.32% Standard Class
	0.35% Class B.....................................	0.32% Service Class
12b-1 Fees	0.00% Class A.....................................	0.00% Standard Class
	0.25% Class B.....................................	0.25% Service Class
Other Expenses	0.20% Class A.....................................	0.09% Standard Class
	0.20% Class B.....................................	0.09% Service Class
Total Gross Expenses	0.55% Class A.....................................	0.41% Standard Class
	0.80% Class B.....................................	0.66% Service Class
Waivers/Reimbursements	-0.06% Class A	0.00% Standard Class

	-0.06% Class B	0.00% Service Class
Total Net Expenses	0.49% Class A....................................	0.41% Standard Class
	0.74% Class B....................................	0.66% Service Class

	Existing Fund Fidelity® Variable Insurance Products Trust – Fidelity® VIP Equity-Income Portfolio	**Replacement Fund** Lincoln Variable Products Trust – LVIP SSgA S&P 500 Index Fund
Management Fees	0.46% Initial Class...............................	0.19% Standard Class
	0.46% Service Class 2..........................	0.19% Service Class
12b-1 Fees	0.00% Initial Class...............................	0.00% Standard Class
	0.25% Service Class 2..........................	0.25% Service Class
Other Expenses	0.10% Initial Class...............................	0.06% Standard Class
	0.10% Service Class 2..........................	0.06% Service Class
Total Gross Expenses	0.56% Initial Class...............................	0.25% Standard Class
	0.81% Service Class 2..........................	0.50% Service Class
Waivers/Reimbursements	0.00% Initial Class...............................	0.00% Standard Class
	0.00% Service Class 2..........................	0.00% Service Class
Total Net Expenses	0.56% Initial Class...............................	0.25% Standard Class
	0.81% Service Class 2..........................	0.50% Service Class

	Existing Fund Fidelity® Variable Insurance Products Trust – Fidelity® VIP Overseas Portfolio	**Replacement Fund** Lincoln Variable Products Trust – LVIP SSgA International Index Fund
Management Fees	0.71% Initial Class...............................	0.40% Service Class
	0.71% Service Class 2..........................	0.40% Service Class
12b-1 Fees	0.00% Initial Class...............................	0.25% Service Class
	0.25% Service Class 2..........................	0.25% Service Class
Other Expenses	0.14% Initial Class...............................	0.14% Standard Class
	0.14% Service Class 2..........................	0.14% Service Class
Total Gross Expenses	0.85% Initial Class...............................	0.79% Service Class
	1.10% Service Class 2..........................	0.79% Service Class
Waivers/Reimbursements	0.00% Initial Class...............................	-0.04% Service Class
	0.00% Service Class 2..........................	-0.04% Service Class
Total Net Expenses	0.85% Initial Class...............................	0.75% Service Class
	1.10% Service Class 2..........................	0.75% Service Class

	Existing Fund Franklin Templeton Variable Insurance Products Trust – FTVIPT Franklin Small-Mid Cap Growth Securities Fund	**Replacement Fund** Lincoln Variable Products Trust – LVIP SSgA Small-Cap Index Fund
Management Fees	0.51% Class 1 .... 0.51% Class 2	0.32% Standard Class 0.32% Service Class
12b-1 Fees	0.00% Class 1 .... 0.25% Class 2	0.00% Standard Class 0.25% Service Class
Other Expenses	0.29% Class 1 .... 0.29% Class 2	0.09% Standard Class 0.09% Service Class
Acquired Fund Fees and Expenses	0.00% Class 1 .... 0.00% Class 2	0.00% Standard Class 0.00% Service Class
Total Gross Expenses	0.80% Class 1 .... 1.05% Class 2	0.41% Standard Class 0.66% Service Class
Waivers/Reimbursements	0.00% Class 1 .... 0.00% Class 2	0.00% Standard Class 0.00% Service Class
Total Net Expenses	0.80% Class 1 .... 1.05% Class 2	0.41% Standard Class 0.66% Service Class

	Existing Fund MFS Variable Insurance Trust – MFS VIT Total Return Series	**Replacement Fund** Lincoln Variable Products Trust – LVIP SSgA Moderate Structured Allocation Fund
Management Fees	0.75% Service Class.............................	0.25% Service Class
12b-1 Fees	0.25% Service Class.............................	0.25% Service Class
Other Expenses	0.05% Service Class.............................	0.04% Service Class
Acquired Fund Fees and Expenses	0.00% Service Class.............................	0.37% Service Class
Total Gross Expenses	1.05% Service Class.............................	0.91% Service Class
Waivers/Reimbursements	-0.03% Service Class	-0.10% Service Class
Total Net Expenses	1.02% Service Class.............................	0.81% Service Class

	Existing Fund Neuberger Berman Advisers Management Trust – Neuberger Berman AMT Mid-Cap Growth Portfolio	**Replacement Fund** Lincoln Variable Products Trust – LVIP SSgA S&P 500 Index Fund
Management Fees	0.84% Class I..................................... 0.84% Class I.....................................	0.19% Standard Class 0.19% Service Class
12b-1 Fees	0.00% Class I..................................... 0.00% Class I.....................................	0.00% Standard Class 0.25% Service Class

Other Expenses	0.15% Class I......................................	0.06% Standard Class
	0.15% Class I......................................	0.06% Service Class
Total Gross Expenses	0.99% Class I......................................	0.25% Standard Class
	0.99% Class I......................................	0.50% Service Class
Waivers/Reimbursements	0.00% Class I......................................	0.00% Standard Class
	0.00% Class I......................................	0.00% Service Class
Total Net Expenses	0.99% Class I......................................	0.25% Standard Class
	0.99% Class I......................................	0.50% Service Class

11.   The Section 26 Applicants propose the Substitutions as part of a continued and overall business plan by each Insurance Company to make its Contracts more attractive to both existing and prospective Contract Owners, and more efficient to administer and oversee via enhanced flexibility to deliver to the Contract Owners changes that are designed to promote their best interests.

12.   The Section 26 Applicants believe that eliminating investment option redundancy via the proposed Substitutions would result in a more consolidated and less confusing menu of investment options for investors. Since the proposed Substitutions involve consolidating duplicative investment options, the diversity of investment options available under the Contracts will not be adversely impacted. Furthermore, this consolidation of investment options would result in greater efficiency in administration of the Contracts because there will be fewer investment options to support, resulting in the availability of resources to apply elsewhere to the Contracts. Finally reducing overlapping investment options gives the Contracts the capacity to add other types of investment options.

13.   The Section 26 Applicants submit that the Substitutions will, after implementation, simplify the prospectuses and related materials with respect to the Contracts and the investment options available through the Separate Accounts. By reducing the number of underlying mutual funds and mutual fund companies offered in the Contracts, the offering Insurance Company necessarily reduces the number of underlying mutual fund prospectuses and prospectus formats

the Contract Owner must navigate. By consolidating overlapping investment options into the Trust, the number of mutual fund companies, and varying prospectus formats, is reduced, simplifying the investment decision process for Contract Owners. The Trust Funds employ a common share class structure, a common set of valuation procedures that is administered by a single investment adviser, and the same prospectus style, vocabulary, look and feel. The Section 26 Applicants believe that the proposed Substitutions will continue to provide Contract Owners with access to quality investment managers and a large variety of investment options, but will make the investment decision process more manageable for the investor by having the underlying fund disclosure presented in a consistent format using consistent terminology, making it easier for Contract Owners to analyze fund information and make informed investment decisions relating to allocation of his or her Contract value.

14.   Also, the proposed Substitutions involve substituting a Replacement Fund for an Existing Fund with very similar, and in some cases substantially identical, investment objective and investment strategy.

15.   Contract Owners with Contract value allocated to the sub-accounts of the Existing Funds will experience the same or lower fund net annual operating expenses after the Substitutions as prior to the Substitutions, except for the following:

Existing Funds	Replacement Funds
AllianceBernstein Variable Products Series Fund – AllianceBernstein VPS International Value Portfolio:	Lincoln Variable Products Trust – LVIP Mondrian International Value Fund:
Class B	Service Class
American Century Investment Variable Products – American Century VP Inflation Protection Fund:	Lincoln Variable Products Trust – LVIP BlackRock Inflation Protected Bond Fund:
Class I	Standard Class
Class II	Service Class

16.   Each Replacement Fund has a combined management fee and 12b-1 Fee that is less than

or equal to that of the Existing Fund, except for the DWS Equity 500 Index VIP Portfolio/LVIP SSgA S&P 500 Index Fund substitution in which the combined management and 12b-1 Fees of the Replacement fund could be higher than those of the Existing Fund at certain management fee breakpoints.

17.   The Substitutions are designed to provide Contract Owners with the ability to continue their investment in similar investment options without interruption and at no additional cost to them. In this regard, the Insurance Companies have agreed to bear all expenses incurred in connection with the Substitutions and related filings and notices, including legal, accounting, brokerage, and other fees and expenses. Also, the Contract value of each Contract Owner impacted by the Substitutions will not change as a result of the Substitutions.

18.   Prospectus supplements ("Pre-Substitution Notices") were sent to Contract Owners on April 1, 2013. The Pre-Substitution Notices: (i) notify all Contract Owners of the Insurance Company's intent to implement the Substitutions, that it has filed the application in order to obtain the necessary orders to do so, and indicate the anticipated Substitution Date; (ii) advise Contract Owners that from the date of the Pre-Substitution Notice until the Substitution Date, Contract Owners are permitted to transfer Contract value out of any Existing Fund sub-account to any other sub-account(s) offered under the Contract without the transfer being treated as a transfer for purposes of transfer limitations and fees that would otherwise be applicable under the terms of the Contract; (iii) instruct Contract Owners how to submit transfer requests in light of the proposed Substitutions; (iv) advise Contract Owners that any Contract value remaining in an Existing Fund sub-account on the Substitution Date will be transferred to the corresponding Replacement Fund sub-account, and that the Substitutions will take place at relative net asset value; (v) inform Contract Owners that for at least thirty days following the Substitution Date, the Insurance Companies will permit Contract Owners to make transfers of Contract value out

of each Replacement Fund sub-account to any other sub-account(s) offered under the Contract without the transfer being treated as a transfer for purposes of transfer limitations and fees that would otherwise be applicable under the terms of the Contract; and (vi) inform Contract Owners that, except as described in the market timing/short-term trading provision of the relevant prospectus, the respective Insurance Company will not exercise any rights reserved by it under the Contracts to impose additional restrictions on transfers out of a Replacement Fund for at least thirty days after the Substitution Date. Existing Contract Owners will receive the Pre-Substitution Notice and the prospectus for the Replacement Fund before the Substitution Date, if they have not already received such information. The prospectus for the Replacement Fund will disclose and explain the substance and effect of the Manager of Managers Order. New purchasers of the Contracts will be provided the Pre-Substitution Notice, the Contract prospectus and the prospectus for the Replacement Funds in accordance with all applicable legal requirements. Prospective purchasers of the Contracts will be provided the Pre-Substitution Notice and the Contract prospectus.

19.　　In addition to the Pre-Substitution Notice distributed to Contract Owners, within five business days after the Substitution Date, Contract Owners will be sent a written confirmation of the Substitutions in accordance with Rule 10b-10 under the Securities Exchange Act of 1934. The confirmation statement will restate the information set forth in the Pre-Substitution Notice.

20.　　As of the Substitution Date, a portion of the securities of the Existing Funds will be redeemed in kind and those securities received will be used to purchase shares of the Replacement Funds. The redemption of each Existing Fund's shares and repurchase of the corresponding Replacement Fund's shares will be effected and take place at relative net asset value determined on the Substitution Date pursuant to Section 22 of the 1940 Act and Rule 22c-1 thereunder with no change in the amount of any Contract Owner's Contract value, cash value, death benefit, or dollar value of his or her investment in the Separate Accounts and without such transactions counting as a transfer for purposes of transfer limitations and fees that would otherwise be applicable under the terms of the Contracts. Each Substitution will be effected by redeeming shares of the Existing Fund in cash and/or in-kind on the Substitution Date at their net asset value. In the event that either LIAC or the relevant Subadviser of a Replacement Fund declines to accept, on behalf of the Replacement Fund, securities redeemed in-kind by an Existing Fund, such Existing Fund shall instead provide cash equal to the value of the declined securities so that Contract Owners' Contract values will not be adversely impacted or diluted. Each Substitution will be effected by redeeming shares of Existing Funds in cash and/or in kind on the Substitution Date and using the proceeds of those redemptions to purchase shares of the Replacement Funds. Therefore, simultaneous to the redemption of the Existing Fund's shares, all the proceeds of such redemptions shall be used to purchase shares of the Replacement Fund at their net asset value so that each Contract Owner's Contract value will remain fully invested at all times.

21.   Contract Owners will not incur any fees or charges as a result of the proposed Substitutions, nor will their rights or insurance benefits or the Insurance Companies' obligations under the Contracts be altered in any way. All expenses incurred in connection with the proposed Substitutions, including any brokerage, legal, accounting, and other fees and expenses, will be paid by the Insurance Companies. In addition, the Substitutions will not result in adverse tax consequences to Contract Owners and will not alter any tax benefits associated with the Contracts. The proposed Substitutions will not cause the Contract fees and charges currently being paid by Contract Owners to be greater after the proposed Substitution than before the proposed Substitution. Redemptions and repurchases that occur in connection with effecting the Substitution will not count as a transfer for purposes of transfer limitations and

fees that would otherwise be applicable under the terms of the Contracts. Consequently, no fees

will be charged on transfers made to effectuate the Substitutions.

22.   The Section 26 Applicants represent that, after the Substitution Date, the Replacement

Funds will not change a Subadviser, add a new Subadviser, or otherwise rely on the Manager of

Managers Order without first obtaining shareholder approval of the change in Subadviser, the

new Subadviser, or the Fund's ability to add or to replace a Subadviser in reliance on the

Manager of Managers Order. Additionally, the Section 26 Applicants represent that a

prospectus for the relevant Replacement Fund(s) containing disclosure describing the existence,

substance, and effect of the Manager of Managers Order will have been provided to each

Contract Owner prior to the Substitution Date.

Legal Analysis and Conditions:

Section 26(c) Relief:

1.   The Section 26 Applicants request that the Commission issue an order pursuant to

Section 26(c) of the 1940 Act approving the proposed substitutions. Section 26(c) of the 1940

Act makes it unlawful for the depositor of a registered unit investment trust that invests in the

securities of a single issuer to substitute another security for such security without Commission

approval.

2.   The Section 26 Applicants have reserved the right under the Contracts to substitute

shares of another underlying mutual fund for one of the current underlying mutual funds offered

as an investment option under the Contracts. The Contract prospectuses disclose this right.

3.   Each Replacement Fund and its corresponding Existing Fund have similar, and in some

cases substantially similar or identical, investment objectives and strategies. In addition, each

proposed Substitution retains for Contract Owners the investment flexibility and expertise in

asset management, which are core investment features of the Contracts. Any impact on the investment programs of affected Contract Owners should be negligible.

4.   In each Substitution, except the DWS Equity 500 Index VIP Portfolio/LVIP SSgA 500 Index Fund substitutions, the Replacement Fund has a combined management fee and 12b-1 Fee that is less than or equal to that of the Existing Fund. Except with respect to the AllianceBernstein VPS International Value Portfolio/LVIP Mondrian International Value Fund, and American Century VP Inflation Protection Fund/LVIP BlackRock Inflation Protected Bond Fund, Contract Owners with Contracts value allocated to the sub-accounts of the Existing Funds will experience the same or lower fund net annual operating expenses after the Substitutions as prior to the Substitutions.

5.   Section 26 Applicants agree that for a period of two years following the Substitution date and for those Contracts with assets allocated to the Existing Fund on the date of the Substitution, the Insurance Companies will reimburse, on the last business day of each fiscal quarter, the contract owners whose sub-accounts invest in the applicable Replacement Fund to the extent that the Replacement Fund's net annual operating expenses for such period exceeds, on an annualized basis, the net annual operating expenses of the Existing Fund for fiscal year 2012, except with respect to the DWS Equity 500 Index VIP Portfolio/LVIP SSgA S&P 500 Index Fund substitution. With respect to the DWS Equity 500 Index VIP Portfolio/LVIP SSgA S&P 500 Index Fund substitution, the reimbursement agreement with respect to the Replacement Fund's net annual operating expenses will extend for the life of each Contract outstanding on the date of the proposed Substitutions.

6.   In addition, the Section 26 Applicants agree that, except with respect to the DWS Equity 500 Index VIP Portfolio/LVIP SSgA S&P 500 Index Fund, the Insurance Companies will not increase total separate account charges (net of any reimbursements or waivers) for any existing owner of the Contracts on the date of the Substitutions for a period of two (2) years from the

date of the Substitutions. With respect to the DWS Equity 500 Index VIP Portfolio/LVIP SSgA

S&P 500 Index Fund substitution, the agreement not to increase the separate account charges

will extend for the life of each Contract outstanding on the date of the proposed Substitutions.

7.   The Section 26 Applicants submit that the proposed Substitutions are not of the type that

Section 26 was designed to prevent: overreaching on the part of the depositor by permanently

impacting the investment allocations of the entire trust. In the current situation, the Contracts

provide Contract Owners with investment discretion to allocate and reallocate their Contract

value among the available underlying mutual funds. This flexibility provides Contract Owners

with the ability to reallocate their assets at any time – either before the Substitution Date, or

after the Substitution Date – if they do not wish to invest in the Replacement Fund. Thus, the

likelihood of being invested in an undesired underlying mutual fund is minimized, with the

discretion remaining with the Contract Owners. The Substitutions, therefore, will not result in

the type of costly forced redemption that Section 26(c) was designed to prevent. The Section 26

Applicants submit that, for all the reasons stated above, the proposed Substitutions are

consistent with the protection of investors and the purposes fairly intended by the policy and

provisions of the 1940 Act.

Section 17(b) Relief:

1.   The Section 17 Applicants request that the Commission issue an order pursuant to

Section 17(b) of the 1940 Act exempting them from the provisions of Section 17(a) of the 1940

Act to the extent necessary to permit them to carry out the In-Kind Transactions.

2.   Section 17(a)(1) of the 1940 Act, in relevant part, generally prohibits any affiliated

person of a registered investment company (or any affiliated person of such a person), acting as

principal, from knowingly selling any security or other property to that company. Section

17(a)(2) of the 1940 Act generally prohibits the same persons, acting as principals, from knowingly purchasing any security or other property from the registered investment company.

3.   Shares held by an insurance company separate account are legally owned by the insurance company. Thus, the Insurance Companies collectively own substantially all of the shares of the Trust. Accordingly, the Trust and its respective Trust Funds are arguably under the control of the Insurance Companies, as per Section 2(a)(9) of the 1940 Act (notwithstanding the fact that the Contract Owners are the beneficial owners of those Separate Account shares). If the Trust is under the common control of the Insurance Companies, then each Insurance Company is an affiliated person of the Trust and its respective Trust Funds. If the Trust and its respective Trust Funds are under the control of the Insurance Companies, then the Trust and its respective affiliates are affiliated persons of the Insurance Companies. Regardless of whether or not the Insurance Companies can be considered to actually control the Trust and its Trust Funds, because the Insurance Companies and their affiliates own of record more than 5% of the shares of each Trust Fund and are under common control with LIAC, the Insurance Companies are affiliated persons of the Trust and its Trust Funds. Likewise, the Trust and its respective Trust Funds are each an affiliated person of the Insurance Companies. The proposed In-Kind Transactions could be seen as the indirect purchase of shares of certain Replacement Funds with portfolio securities of certain Existing Funds and the indirect sale of portfolio securities of certain Existing Funds for shares of certain Replacement Funds. Pursuant to this analysis, the proposed In-Kind Transactions also could be categorized as a purchase of shares of certain Replacement Funds by certain Existing Funds, acting as principal, and a sale of portfolio securities by certain Existing Funds, acting as principal, to certain Replacement Funds. In addition, the proposed In-Kind Transactions could be viewed as a purchase of securities from certain Existing Portfolios, and a sale of securities to certain Replacement Funds, by the Insurance Companies (or their Separate Accounts), acting as principal. If categorized in this

manner, the proposed In-Kind Transactions may be deemed to contravene Section 17(a) due to the affiliated status of these participants.

4.   The Section 17 Applicants submit that the In-Kind Transactions, as described in the application, meet the conditions set forth in Section 17(b) of the 1940 Act.

5.   Contract Owners' Contract values will not be adversely impacted or diluted because the In-Kind Transactions will be effected at the respective net asset values of the Existing Funds and the Replacement Funds, as described in each fund's registration statement and as required by Rule 22c-1 under the 1940 Act. The In-Kind Transactions will not change the dollar value of any Contract, the accumulation unit value or annuity unit value of any Contract, or the death benefit payable under any Contract. After the In-Kind Transactions, the value of a Separate Account's investment in a Replacement Fund will equal the value of its investments in the corresponding Existing Fund (in addition to any pre-existing investment in the Replacement Fund) before the In-Kind Transactions.

6.   Additionally, the Section 17 Applicants will cause the In-Kind Transactions to be implemented in compliance with the conditions set forth in Rule 17a-7 under the 1940 Act, except that the consideration paid for the securities being purchased or sold will not be in cash.

7.   The proposed In-Kind Transactions will be effected based upon the independent current market price of the portfolio securities as specified in Rule 17a-7(b). Because, per the terms of Rule 17a-7(a), Rule 17a-7 is available only with respect to securities for which market quotations are readily available, the proposed In-Kind Transactions will include only securities for which market quotations are readily available on the Substitution Date. Further, the proposed In-Kind Transactions will be consistent with the policy of each registered investment company and separate series thereof participating in the In-Kind Transactions, as recited in the relevant registered investment company's registration statement and reports in accordance with

Rule 17a-7(c). No brokerage commission, fee (except for any customary transfer fees), or other remuneration will be paid in connection with the proposed In-Kind Transactions as specified in Rule 17a-7(d). The Trust's Board of Trustees has adopted and implemented the fund governance and oversight procedures as required by Rule 17a-7(e) and (f). In addition, pursuant to Rule 17a-7(e)(3), during the calendar quarter following the quarter in which any In-Kind Transactions occur, the Trust's Board of Trustees will review reports submitted by LIAC in respect of such In-Kind Transactions in order to determine that all such In-Kind Transactions made during the preceding quarter were effected in accordance with the representations stated herein. Finally, a written record of the procedures for the proposed In-Kind Transactions will be maintained and preserved in accordance with Rule 17a-7(g).

Although the proposed In-Kind Transactions will not comply with the cash consideration requirement of Rule 17a-7(a), the terms of the proposed In-Kind Transactions will offer to each of the relevant Existing Funds and each of the relevant Replacement Funds the same degree of protection from overreaching that Rule 17a-7 generally provides in connection with the purchase and sale of securities under that Rule in the ordinary course of business. Specifically, the Insurance Companies and their affiliates cannot effect the proposed In-Kind Transactions at a price that is disadvantageous to any Replacement Fund and the proposed In-Kind Transactions will not occur absent an exemptive order from the Commission.

8.   For those Existing Funds that will redeem their shares in-kind as part of the In-Kind Transactions, such transactions will be consistent with the investment policies of the Existing Fund because: (1) the redemption in-kind policy is stated in the relevant Existing Fund's current registration statement; and (2) the shares will be redeemed at their net asset value in conformity with Rule 22c-1 under the 1940 Act. In addition, to the extent applicable to the Section 17 Applicants as affiliated persons redeeming in-kind from an Existing Fund, the Section 17

Applicants will comply with the Commission's no-action letter issued to *Signature Financial Group, Inc.* (pub. avail. Dec. 28, 1999). Likewise, for the Replacement Funds that will sell shares in exchange for portfolio securities as part of the In-Kind Transactions, such transactions will be consistent with the investment policies of the Replacement Fund because: (1) the Trust's policy of selling shares in exchange for investment securities is stated in the Trust's current registration statement; (2) the shares will be sold at their net asset value in conformity with Rule 22c-1 under the Act; and (3) the investment securities will be of the type and quality that a Replacement Fund could have acquired with the proceeds from the sale of its shares had the shares been sold for cash. For each of the proposed In-Kind Transactions, LIAC and the relevant Subadviser(s) will analyze the portfolio securities being offered to each relevant Replacement Fund and will retain only those securities that it would have acquired for each such Fund in a cash transaction.

9.   The Section 17 Applicants submit that, for all the reasons stated above: (1) the terms of the proposed In-Kind Transactions, including the consideration to be paid and received, are reasonable and fair to each of the relevant Replacement Funds, each of the relevant Existing Funds, and Contract Owners, and that the proposed In-Kind Transactions do not involve overreaching on the part of any person concerned; (2) the proposed In-Kind Transactions are, or will be, consistent with the policies of the relevant Replacement Funds and the relevant Existing Funds as stated in the relevant investment company's registration statement and reports filed under the 1940 Act; and (3) the proposed In-Kind Transactions are, or will be, consistent with the general purposes of the 1940 Act. The Section 17 Applicants maintain that the proposed In-Kind Transactions, as described herein, are consistent with the general purposes of the 1940 Act set forth in Section 1 of the 1940 Act. In particular, the proposed In-Kind Transactions do not present any conditions or abuses that the 1940 Act was designed to prevent.

<u>Conclusion</u>:

For the reasons set forth in the application, the Applicants submit that the proposed Substitutions and related transactions meet the standards of Section 26(c) of the 1940 Act and are consistent with the standards of Section 17(b) of the 1940 Act and that the requested orders should be granted.

For the Commission, by the Division of Investment Management, under delegated authority.

Kevin M. O'Neill
Deputy Secretary